Exhibit 99.4

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21

Catherine ENCK
Tel. : 33 (1) 47 44 37 76

Patricia MARIE
Tel. : 33 (1) 47 44 45 90

Paul FLOREN
Tel. : 33 (1) 47 44 45 91

Christine de CHAMPEAUX
Tel. : 33 (1) 47 44 47 49

Bertille ARON
Tel. : 33 (1) 47 44 67 12

Mary DWYER
Tel. : 33 (1) 47 44 21 19

Isabelle CABROL
Tel. : 33 (1) 47 44 64 24

Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55

Franklin BOITIER
Tel. : 33 (1) 47 44 59 81

Philippe GATEAU
Tel. : 33 (1) 47 44 47 05

TOTAL S.A.
Capital 6 350 151 080 euros
542 051 180 R.C.S. Nanterre

www.total.com

AdBlue now Available at Total Service Stations

Paris — June 15, 2005 — To meet the stringent Euro IV and Euro V emission standards for trucks and buses engines, most heavy-duty diesel vehicle manufacturers use selective catalytic reduction (SCR) technology, which reduces, by approximately 85%, nitrogen oxide emissions by converting NOx molecules into steam and nitrogen through a reaction with urea in the exhaust system. The urea is contained in a water-based solution known as AdBlue.

Following tests at three pilot filling stations in Germany, Total has inaugurated the first French service station marketing urea, near Lyon. Total will supply AdBlue through a network of 400 own-branded retail outlets and AS24-branded truck service stations in Europe within three years. AdBlue will also be available in bulk loads, intermediate bulk containers and cans.

The sale of AdBlue is part of Total’s long-standing commitment to reducing emissions. The Group tests and develops automotive fuels that provide consumers with real-world solutions to environmental, air quality and fuel efficiency issues. Examples include Excellium fuels, biofuels and LPG. Total is also working with carmakers to jointly develop ever cleaner, more efficient engine technologies.

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Total is the fourth largest oil and gas company in the world with operations in more than 130 countries. Total’s activities cover the whole energy chain of the petroleum industry: exploration, oil and gas production, refining and marketing, trading and power generation. The Group is also a major player in chemicals. Total has more than 111,000 employees worldwide. More information can be found on the company’s website: www.total.com and www.total.fr

As the largest refiner and distributor in Europe, Total has the largest fuel distribution network in France. Additional information is available on the group’s website: www.total.com and www.total.fr